Riding Phat LLC

September 2, 2020

Memorandum of Terms for
Series Seed Unit Financing

     This memorandum summarizes the principal terms offered by Riding Phat LLC (the "Company"), for the purchase and sale of Series Seed Units. This memorandum is a nonbinding summary, and neither the Company nor any Investor will be bound except by and upon execution and delivery by the Company and such Investor of mutually acceptable definitive documents.

Issuer:	Riding Phat LLC, an Arizona limited liability company.
Amount of Financing:	Up to $1,069,999.74.
Type of Financing:	This financing will be offered pursuant to a Regulation Crowdfunding to investors (each, an "Investor") via Wefunder Portal LLC.
Type of Security:	Series Seed Units (the "Series Seed Units").
Price Per Series Seed Unit:	$0.3760 per Series Seed Unit, which represents a fully-diluted pre-money valuation of approximately $2,500,000.
Minimum Closing Amount:	$150,000.
Capitalization:	The current and pro-forma capital structure of the Company, assuming the subscription of $600,000 of Series Seed Units provided for in this financing, is as set forth on Exhibit A attached hereto.
Use of Proceeds:	Working capital and general corporate uses, such as production of six (6) initial episodes and advertising therefor.
Fees and Expenses:	Each of the Company and the Investor will bear its own fees and expenses in connection with this financing, including any and all attorneys and due diligence expenses. In addition, Wefunder Portal LLC will receive 6.5% of the offering amount upon a successful fundraise and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Company in connection with the offering.
Risks of Investment	**An investment in the Series Seed Units is speculative and involves a high degree of risk. Investors should understand the various risks of an investment in the Company as proposed herein and must be able to afford to bear such risks, including, without limitation, the risks of losing their entire investment.**
	Investors are encouraged to conduct their own due diligence investigation of such risks and to ask questions and request information they deem necessary to make an informed investment decision.

The projections provided by the Company are forward-looking statements based on the Company's current views and various assumptions and predictions that involve inherent risks and uncertainties. There can be no assurance that the projections or their underlying assumptions will prove to be accurate and the Company cautions Investor not to place undue reliance on the projections or any other forward-looking statements made.

The Company's actual results may differ materially from such statements. The provision of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to update, review or revise any forward-looking statements to reflect any change in the Company's expectations or any change in events, conditions, circumstances or assumptions on which any such statements are based.

The Company is an newly formed company without revenues or income and there can be no assurance that the Company will be able to implement its business plan, achieve the objections set forth in the projections or achieve any level of operating revenues or income sufficient to enable the Company to operate or continue as a going concern. No public market for the Company's securities presently exists, it is unlikely that one will develop in the future and Investors may find it impossible to liquidate an investment in its securities at a time when it may be desirable to do so.

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RIDING PHAT LLC
SUMMARY OF OPERATING AGREEMENT

Set forth below is a brief summary of some of the key terms and conditions of the Operating Agreement for the Company.

Name	Riding Phat LLC (the "Company")
Form of Entity	Arizona limited liability company.
Capitalization	See Exhibit A.
Capital Contribution Obligations	No Member shall have any obligation to make any capital contributions except as expressly provided by statute or in an investment agreement with the Company.
Officers of the Company	The Board of Managers may appoint officers of the Company, including a Chief Executive Officer, President and such other officers as the Board of Managers determines are advisable. The initial officers of the Company will be: Peter Johnson, CEO Derrick Mains, President
Board of Managers	The Company may create a Board of Managers of up to three (3) members, which will be filled and removed by the vote of the Voting Members. Managers need not be members. The initial Board of Managers of the Company will be: Peter Johnson Derrick Mains Alex Panelli
Membership Structure; Voting	Membership is comprised of up to 3 classes: **Common Members**: Holders of the Common Units, as set forth on Exhibit A. **Series Seed Members**: Holders of the Series Seed Units being raised in the Series Seed Unit Offering. **Incentive Members**: Holders of the Incentive Units, as set forth on Exhibit A. Common Units and Series Seed Units are "Voting Units" and vote together as a single class on all matters except those expressly reserved for decision by Common Members only, or Series Seed Members only, as applicable. Incentive Units are non-voting for all purposes.

	All Members are subject to pro rata dilution in the event new membership interests are issued.
Incentive Units:	Incentive Units may be issued by the Board to incentivize future employees, managers, consultants or other designees of the Company. Incentive Units are non-voting, do not participate in current distributions until Common and Series Seed Members' capital contributions are returned, and will be subject to such vesting and other terms and conditions as the Board determines.
Profits Interests	Common Units, Series Seed Units or Incentive Units may be created as "profits interests." The distribution entitlements of the other Units will be adjusted to reflect the fair market value of the Company's assets every time profits interests are granted. These adjustment amounts will be paid prior to any payments on the profits interests upon sale of the Company or liquidation. See "Distributions; Liquidation Preferences."
Pre-emptive Rights	Unless waiver by a majority of the Voting Members, all Voting Members shall have a pro rata right, based on their percentage equity ownership in the Company, on a fully diluted, fully converted basis, to participate in subsequent issuances of equity securities of the Company (excluding customary exceptions).
Distributions; Liquidation Preferences	**From Operations:** Excess cash flow from operations (after payment of obligations, including any loans from Members, and establishment of reserves) will be distributed as and when determined by the Board to the Unit Holders, pro rata in accordance with the number of Units held by each Unit Holder, except that Incentive Members shall not be entitled to these distributions until the other Members have received distributions equal to their respective Preference Amounts.
	From Sale of the Company: Proceeds from any sale of the Company, refinancing of property or dissolution (after payment of obligations and establishment of reserves) to be distributed as and when determined by the Board in the following order:
	First, to each Series Seed Unit Holder, pro rata, its total Preference Amount less any prior distributions under this provision;
	Second, to each Common Unit Holder, pro rata, its total Preference Amount less any prior distributions under this provision;
	Third, with respect to each Adjustment Event in successive order, beginning with the earliest Adjustment Event, to the Unit Holders, pro rata in the ratio of their Adjustment Amounts relating to such Adjustment Event, until the amount distributed to each Holder pursuant to this provision is equal to such Unit Holder's Adjustment Amount for the corresponding Adjustment Event;

	Fourth, to all Members, pro rata based upon the number of Units held by each. "Preference Amount" means, with respect to any Series Seed Unit Holder, the amount of such holder's original Capital Contributions, and with respect to any Common Unit Holder, the Value Upon Hypothetical Dissolution of such Holder's Common Units then outstanding immediately prior to the first issuance of Series Seed Units. "Adjustment Event" means (i) any grant of profits interests if there is a corresponding "book up" related thereto; (ii) the conversion of the Company from a limited liability company into a "C" corporation, or (iii) an adjustment otherwise made pursuant to the Operating Agreement to reflect the economic interests of the Unit holders, as applicable. "Adjustment Amount" means, with respect to any Unit Holder, the Value Upon Hypothetical Dissolution of the Unit Holder's Units immediately prior to the corresponding Adjustment Event, minus the Preference Amount and any higher priority Adjustment Amount, if any, payable to such Unit Holder.
Tax Distributions	In general, the timing and amount of distributions will be determined by the Board. However, to the extent sufficient cash is available, the Company will distribute to all Members each year an amount equal to at least 40% of the cumulative net taxable income allocated to them.
Profit and Loss Allocation	After making any applicable special allocations, Profits and Losses for any Fiscal Year shall be allocated in a manner that causes the Adjusted Capital Account Balances of each Member to equal the amount that would be distributed to such Member if it were the proceeds from a sale in which all the Company's assets were sold for their respective Adjusted Agreed Values (with payments to any holder of a nonrecourse debt being limited to the Adjusted Agreed Value of the assets securing repayment of such debt), and the proceeds of such hypothetical sale (net of debt repayments) were applied and distributed in accordance with the distribution provisions for proceeds from a sale. The Operating Agreement will contain detailed allocation provisions, including regulatory compliance provisions that should be carefully reviewed.
Dissociation of Members	Certain occurrences, such as the death, incompetence or bankruptcy of a Member, or in the case of an Incentive Member, termination of employment or other relationship with the Company (for any reason, including death or disability, resignation, or termination with or without cause), will cause the dissociation of such Member.

	In the event of a dissociation of a Member from the Company, or an unauthorized transfer (voluntary or involuntary) of a Member's Units, the Company or its designee will have an option to purchase such Units at a price based on a binding fair market value determination by the Board. (Notwithstanding the foregoing, if an Incentive Member's employment or other relationship with the Company is terminated for "cause," the Incentive Member's Incentive Units will be forfeit.) If the Company does not exercise its option, the dissociated Member will not be entitled to a dissociation distribution at the time of dissociation, and will continue to receive distributions as if no dissociation had occurred, but will otherwise have no Member rights. Special rules apply to dissociations and unauthorized transfers by Incentive Members, as provided in the Operating Agreement.
Noncompete for Incentive Members Only	Each Incentive Member will be subject to a covenant not to compete with the Company during the time they are a Member and for twelve (12) months thereafter. There are no non-compete restrictions on Voting Members in their capacities as Voting Members. Voting Members are free to compete with the Company, except to the extent set forth in any written agreement with the Company or to the extent a Voting Member holds Incentive Units and is therefore subject to the foregoing covenant not to compete.
Restrictions on Transfer	**Right of First Refusal:** Subject to customary estate planning exceptions, if a Member receives a third party offer to purchase such Member's interest in the Company, such Member must first offer to sell such Member's interest to the Company for a total price equal to the cash price set forth in the third party offer plus the cash equivalent of any non-cash consideration included in such offer, which consideration shall be payable in accordance with the payment terms and other terms set forth in such third party offer. If the Company or its designee declines, then such Member may thereafter sell it on the same terms to the third party offeror within the following 90 days. **Other Transfer Restrictions:** Subject to the right of first refusal, the Operating Agreement will contain certain other transfer restrictions which require, under most circumstances, consent of the Board (and in some cases the other Members) before a Member may transfer ownership interests, with customary exceptions for family and estate planning transfers.
Drag Along Rights	In the event that the holders of a majority of the Voting Units approve a sale of the Company, then all Unit Holders shall be required to sell their Units in such sale on the terms and conditions approved by the Board and the majority of the Voting Units provided that each Unit Holders receives, in the event of such sale of the Company, an amount

	of consideration in respect of such Holder's Units that such Holder would receive if the Company's assets were sold for the proposed aggregate consideration and then such consideration was distributed pursuant to the Operating Agreement distribution provisions.
Tag Along Rights:	If any Unit Holders receive a bona fide offer from a third party to purchase in a single transaction or series of related transactions 50% or more of the outstanding Units of the Company, the other Unit Holders will have the right to require a pro rata number of their Units to be included in the sale. For the avoidance of doubt, the tag along rights will not apply to estate planning transfers, distributions of Units by entities to their constituent owners, and similar customary exclusions.

8646767

Riding Phat LLC

Summary Capitalization Table

Current

	Units	% Fully Diluted
Issued Incentive Units	-	
Issued Common Units	5,000,000	100.00%
Reserved for Options/Profits Interests	-	
Totals	5,000,000	100.00%

Proforma

	Units	% Fully Diluted
Issued Incentive Units	-	0.00%
Issued Common Units	5,000,000	60.65%
Reserved for Options/Profits Interests	1,648,936	20.00%
Issued Series Seed Units	1,595,745	19.35%
Totals	8,244,681	100.00%
Series Seed Price Per Unit	$ 0.3760	

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